DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 29, 2009

VIA COURIER AND EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Wells Real Estate Investment Trust II, Inc.

Post-Effective Amendment No. 3 to Form S-11

Commission File No. 333-144414

Dear Ms. Garnett:

On behalf of Wells Real Estate Investment Trust II, Inc. (the “Company”) we acknowledge receipt of the Staff’s April 28, 2009 comment letter (the “Comment Letter”) regarding the above-referenced filing. We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

This letter provides responses to the Comment Letter, with responses keyed to the Staff’s numbered comments also reproduced below in bold. The page numbers included in our responses refer to the Company’s post-effective amendment no. 3 as filed on EDGAR.

General

1. Please disclose, where appropriate, the current status of the offering, the amount you have raised in the current offering, and the number of shares still available.

Response: In the final 424(b)(3) to be filed upon effectiveness of the Company’s post-effective amendment, the Company will revise the response to the question “How much money have you raised in your prior offerings?” on page 10. The third paragraph of such response will be replaced with the following paragraph:

Securities and Exchange Commission

April 29, 2009 Page 2

We began accepting subscriptions in this offering on November 11, 2008. As of April 24, 2009, we had raised gross offering proceeds of approximately $0.3 billion from the sale of approximately 30.5 million shares in this offering, including the dividend reinvestment plan. As of April 24, 2009, approximately 344.5 million shares remain available for sale to the public in this offering, including the dividend reinvestment plan. As of April 24, 2009, we had received aggregate gross offering proceeds of approximately $4.9 billion from the sale of approximately 485.2 million shares in our public offerings. After incurring approximately $96.5 million in acquisition fees, approximately $440.4 million in selling commissions and dealer-manager fees, approximately $64.7 million in other organization and offering expenses, and funding common stock redemptions of approximately $288.4 million pursuant to the share redemption program, as of April 24, 2009, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.0 billion, substantially all of which had been invested in real estate properties.

Management Compensation, page 56

2. Please revise your disclosure to include compensation paid to your advisor and affiliates during your last fiscal year and in the current fiscal year to date. Separately disclose and quantify all accrued but unpaid amounts.

Response: In the final 424(b)(3) to be filed upon effectiveness of the Company’s post-effective amendment, the Company will add the following disclosure to the end of the Management Compensation section.

Securities and Exchange Commission

April 29, 2009 Page 3

Fees Earned by and Expenses Reimbursable to Our Advisor and its Affiliates

Summarized below are the fees earned by and expenses reimbursable to our advisor and its affiliates for the three months ended March 31, 2009 and the year ended December 31, 2008 (in thousands):

	March 31, 2009	December 31, 2008
Commissions, net of discounts(1)	$8,536	$46,501
Asset management fees	7,428	31,039
Acquisition fees	3,196	16,432
Dealer-manager fees, net of discounts(1)	3,143	17,261
Administrative reimbursements, net(2)	2,857	11,081
Other offering costs	2,029	9,927
Property management fees	930	3,586
Construction fees	128	359

Total	$28,247	$136,186

(1)	Substantially all commissions were re-allowed to participating broker/dealers.
(2)	Administrative reimbursements are presented net of reimbursements from tenants of approximately $0.6 million for the three months ended March 31, 2009 and approximately $2.5 million for the year ended December 31, 2008.

Our advisor and its affiliates earned no disposition fees, incentive fees, listing fees, or leasing commissions during the three months ended March 31, 2009 and the year ended December 31, 2008.

The detail of amounts due to the advisor and its affiliates is provided below as of March 31, 2009 and December 31, 2008 (in thousands):

	March 31, 2009	December 31, 2008
Administrative reimbursements	$973	$2,206
Commissions	842	606
Other offering costs	592	2,215
Property management fees	331	333
Dealer-manager fees	294	528
Acquisition fees	200	1,386
Asset management fees	—	2396

Total	$3,232	$9,670

Securities and Exchange Commission

April 29, 2009 Page 4

Description of Real Estate Investments, page 80

3. Please include the average effective annual rental per square foot for each of your properties.

Response: We acknowledge the requirement under Item 15 of Form S-11 to provide the average effective annual rental per square foot for all of the properties described in answer to Item 14, which includes any property the book value of which amounts to 10% or more of the total assets of the Company and its consolidated subsidiaries or the gross revenue from which for the last fiscal year amounted to 10% or more of the aggregate gross revenues of the Company and its consolidated subsidiaries for the Company’s last fiscal year. We confirm that the Company does not own or intend to acquire or lease any such properties. Therefore, the Company will revise the prospectus to provide the requested information in groups of properties categorized by geographic diversification. In the final 424(b)(3) to be filed upon effectiveness of the Company’s post-effective amendment, the Company will add a new fifth column to the second table on page 82 of the prospectus, as shown below.

Location	2008 Annualized Gross Base Rent (in thousands)	Percentage of 2008 Annualized Gross Base Rent	Rentable Square Feet (in thousands)	2008 Annualized Gross Base Rent Per Rentable Square Foot
Atlanta	$65,826	17%	4,110	$16.02
Northern New Jersey	42,927	11%	2,442	17.58
Cleveland	31,492	8%	1,323	23.80
Baltimore	25,417	7%	1,216	20.90
San Francisco	22,135	6%	451	49.08
New York	21,981	6%	373	58.93
Chicago	20,677	5%	1,427	14.49
Houston	18,268	5%	841	21.72
Washington, D.C.	16,740	4%	669	25.02
Dallas	14,194	4%	701	20.25
Boston	10,887	3%	706	15.42
Los Angeles	10,691	3%	575	18.59
Denver	10,085	3%	478	21.10
Nashville	9,960	3%	539	18.48
Other*	69,217	15%	3,893	17.78

	$390,497	100%	19,744	$19.78

* No more than 3% is attributable to any individual geographic location.

Securities and Exchange Commission

April 29, 2009 Page 5

Incorporation of Certain Documents by Reference, page 135

4. We note that you have incorporated by reference your annual report on Form 10-K filed on March 31, 2009, including the information specifically incorporated by reference into your annual report on Form 10-K from your definitive proxy statement. Please note that we will not be in a position to declare your filing effective until such time your definitive proxy statement has been filed.

Response: The Company filed its definitive proxy statement on April 29, 2009.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt